UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Western Midstream Partners, LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

958669 103
(CUSIP Number)

Marcia E. Backus
5 Greenway Plaza, Suite 110
Houston, Texas 77046
(713) 215-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Occidental Petroleum Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
251,197,617 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
251,197,617 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
251,197,617 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

*     The calculation is based on a total of 453,008,854 common units outstanding as of July 29, 2019.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Oxy USA Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
251,197,617 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
251,197,617 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
251,197,617 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*     The calculation is based on a total of 453,008,854 common units outstanding as of July 29, 2019.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Occidental Permian Manager LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
251,197,617 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
251,197,617 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
251,197,617 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - limited liability company

*     The calculation is based on a total of 453,008,854 common units outstanding as of July 29, 2019.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
OXY Oil Partners, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
251,197,617 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
251,197,617 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
251,197,617 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

*     The calculation is based on a total of 453,008,854 common units outstanding as of July 29, 2019.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Occidental Permian Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
251,197,617 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
251,197,617 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
251,197,617 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*     The calculation is based on a total of 453,008,854 common units outstanding as of July 29, 2019.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Baseball Merger Sub 2, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
251,197,617 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
251,197,617 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
251,197,617 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

*     The calculation is based on a total of 453,008,854 common units outstanding as of July 29, 2019.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Anadarko Petroleum Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
251,197,617 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
251,197,617 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
251,197,617 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

*     The calculation is based on a total of 453,008,854 common units outstanding as of July 29, 2019.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Western Gas Resources, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
233,290,971 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
233,290,971 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
233,290,971 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

*     The calculation is based on a total of 453,008,854 common units outstanding as of July 29, 2019.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
APC Midstream Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
62,910,810 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
62,910,810 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
62,910,810 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - limited liability company

*     The calculation is based on a total of 453,008,854 common units outstanding as of July 29, 2019.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
WGR Asset Holding Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
38,139,260 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
38,139,260 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,139,260 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - limited liability company

*     The calculation is based on a total of 453,008,854 common units outstanding as of July 29, 2019.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Kerr-McGee Worldwide Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
684,922 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
684,922 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
684,922 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

*     The calculation is based on a total of 453,008,854 common units outstanding as of July 29, 2019.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Anadarko E&P Onshore LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,221,724 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,221,724 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,221,724 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - limited liability company

*     The calculation is based on a total of 453,008,854 common units outstanding as of July 29, 2019.

Introductory Note.

This Schedule 13D relates to the beneficial ownership by the Reporting Persons (as defined below) of the common units representing limited partner interests (the “common units”) of Western Midstream Partners, LP, a Delaware limited partnership (the “Issuer”).  This Schedule 13D is being filed by the Reporting Persons pursuant to their Joint Filing Agreement filed as Exhibit A to this Schedule 13D.

On August 8, 2019, Occidental (as defined below), completed its previously announced acquisition of Anadarko (as defined below), the indirect general partner and majority unitholder of the Issuer, through the merger of Baseball Merger Sub 1, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Occidental (“Merger Subsidiary”), with and into Anadarko (the “Merger”), with Anadarko surviving and continuing as the surviving corporation in the Merger. As a result of the Merger, Anadarko became an indirect, wholly owned subsidiary of Occidental.

At the effective time of the Merger, in accordance with the Agreement and Plan of Merger, dated May 9, 2019 (the “Merger Agreement”), by and among Anadarko, Occidental and Merger Subsidiary, each outstanding share of common stock of Anadarko (except as otherwise specified in the Merger Agreement) was converted into the right to receive $59.00 in cash and 0.2934 of a share of common stock of Occidental, plus cash in lieu of any fractional Occidental shares that otherwise would have been issued (the “Merger Consideration”). Occidental financed the cash portion of the Merger Consideration with the proceeds of the following debt and equity financings: (1) a $10.0 billion equity investment by Berkshire Hathaway Inc. (copies of (a) the Certificate of Designations with respect to the Cumulative Perpetual Preferred Stock, Series A and (b) the form of Warrant relating to such equity investment are attached hereto as Exhibits C and D, and are incorporated by reference herein), (2) an $8.8 billion senior unsecured term loan credit facility, with Citibank, N.A., as administrative agent, and certain financial institutions, as lenders (a copy of the term loan credit agreement relating to such unsecured term loan credit facility is attached hereto as Exhibit E, and is incorporated by reference herein), and (3) the issuance of senior unsecured notes in an aggregate principal amount of $13.0 billion (copies of the indenture and forms of notes relating to such senior unsecured notes are attached hereto as Exhibits F, G, H, I, J, K, L, M, N, O and P, and are incorporated by reference herein).

As a result of the Merger, Occidental (1) indirectly, wholly owns and controls Western Midstream Holdings, LLC (the “General Partner”), the Issuer’s general partner, and (2) indirectly holds approximately 55.5% of the common units.

On August 8, 2019, in connection with the consummation of the Merger, Milton Carroll, Benjamin M. Fink, Robin H. Fielder, Robert G. Gwin, Daniel E. Brown, Mitchell W. Ingram and Amanda M. McMillian resigned from the board of directors (the “Board”) of the General Partner effective immediately following the consummation of the Merger.

On August 8, 2019, in connection with the consummation of the Merger, Occidental appointed Mses. Marcia E. Backus and Jennifer M. Kirk and Messrs. Oscar K. Brown, Peter J. Bennett, Michael P. Ure and Glenn M. Vangolen to the Board. Additionally, Mr. Vangolen was appointed as Chairman of the Board.

On August 8, 2019, in connection with the consummation of the Merger, the Board appointed Michael P. Ure as President and Chief Executive Officer, and Craig W. Collins as Senior Vice President and Chief Operating Officer, to succeed Robin H. Fielder and Gennifer F. Kelly, respectively.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit B hereto, and is incorporated by reference herein.

Item 1.	Security and Issuer

This Schedule 13D relates to the common units of the Issuer. The Issuer’s principal executive office is located at 1201 Lake Robbins Drive, The Woodlands, TX, 77380.

Item 2.	Identity and Background

(a)         The reporting persons are:

(i)          Occidental Petroleum Corporation, a Delaware corporation (“Occidental”);

(ii)         Oxy USA Inc., a Delaware corporation (“Oxy USA”);

(iii)        Occidental Permian Manager LLC, a Delaware limited liability company (“OPM”);

(iv)        OXY Oil Partners, Inc., a Delaware corporation (“OOP”);

(v)         Occidental Permian Ltd., a Texas limited partnership (“OPL”);

(vi)        Baseball Merger Sub 2, Inc., a Delaware corporation (“BMS”);

(vii)       Anadarko Petroleum Corporation, a Delaware corporation (“Anadarko”);

(viii)     Western Gas Resources, Inc., a Delaware corporation (“WGR”);

(iv)        APC Midstream Holdings, LLC, a Delaware limited liability company (“AMH”);

(x)         WGR Asset Holding Company LLC, a Delaware limited liability company (“WGRAH”);

(xi)        Kerr-McGee Worldwide Corporation, a Delaware corporation (“KWC”); and

(xii)       Anadarko E&P Onshore LLC, a Delaware limited liability company (“AE&P”, and together with Occidental, Oxy USA, OPM, OOP, OPL, BMS, Anadarko, WGR, AMH, WGRAH and KWC, the “Reporting Persons”).

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosure herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Oxy USA is a wholly owned subsidiary of Occidental. Oxy USA owns 100% of the outstanding membership interests of OPM and 100% of the common stock of OOP. OOP is the limited partner of OPL holding 98% of its partnership interests. OPM is the general partner of OPL, owning 2% of its outstanding partnership interests. OPL owns 100% of the outstanding common stock of BMS. Anadarko is a wholly owned subsidiary of BMS.

Anadarko owns 100% of Anadarko Holding Company (“AHC”), owns, directly and indirectly, 100% of the common stock of WGR and Kerr-McGee Corporation (“KMG”), and indirectly owns 100% of the outstanding membership interests in Anadarko Consolidated Holdings LLC (“ACH”). WGR is the sole member of AMH, which is the sole member of WGRAH. KMG and AHC together own 100% of the common stock of KWC. ACH is the sole member of AE&P. The General Partner is the 0% non-economic general partner of Western Midstream Partners, LP (the “Issuer”). WGR is the sole member of the General Partner. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)

(i)          The business address of Occidental, Oxy USA, OPM, OOP, OPL and BMS is 5 Greenway Plaza, Suite 110, Houston, TX 77046.

(ii)         The business address of Anadarko, WGR, AMH, WGRAH, KWC and AE&P is 1201 Lake Robbins Drive, The Woodlands, TX, 77380.

(c)         Occidental conducts its operations through various subsidiaries and affiliates. Occidental’s principal businesses consist of three segments. The oil and gas segment explores for, develops and produces oil and condensate, natural gas liquids (“NGLs”) and natural gas. The chemical segment mainly manufactures and markets basic chemicals and vinyls. The midstream and marketing segment purchases, markets, gathers, processes, transports and stores oil, condensate, NGL, natural gas, CO2 and power. It also trades around its assets, including transportation and storage capacity. Additionally, the midstream and marketing segment invests in entities that conduct similar activities. The principal business of Oxy USA is to engage in the exploration and production of domestic oil and gas and to hold ownership interests in its various subsidiaries. The principal business of OPM is to act as the general partner of certain limited partnerships, including OPL. The principal business of OOP is to hold all of the limited partnership interests in OPL. The principal business of OPL is to engage in the exploration and production of domestic oil and gas and to hold ownership interests in its subsidiaries. The principal business of BMS is to act as the sole shareholder of Anadarko. The principal business of Anadarko is to engage in the exploration, development, production, gathering, processing and marketing of natural gas, crude oil, condensate and natural gas liquids. The principal business of WGR is to engage in certain upstream and midstream activities as a wholly owned subsidiary of Anadarko, and to hold partnership interests in the Issuer and membership interests in the General Partner. The principal business of AMH is to hold ownership interests in its various subsidiaries, including WGRAH. The principal business of WGRAH is to hold partnership interests in the Issuer and Western Midstream Operating, LP (the “Operating Partnership”). KWC’s principal business is to engage in exploration and production activities and to hold common units in the Issuer. AE&P’s principal business is to engage in exploration and production activities and to hold common units in the Issuer.

(d) – (e) During the past five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule I as a director or executive officer of Occidental, Oxy USA, OPM, OOP, OPL, BMS, Anadarko, WGR, AMH, WGRAH, KWC or AE&P have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information provided or incorporated by reference in the Introductory Note above is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

The information provided or incorporated by reference in the Introductory Note above is hereby incorporated by reference into this Item 4.

Following the closing of the Merger on August 8, 2019, the Reporting Persons, as owners of the General Partner and 55.5% of the common units, intend to review their investment in the Issuer and may have discussions with representatives of the Issuer and/or third parties from time to time regarding the Reporting Persons’ investment in the Issuer.  In connection with this review, the Reporting Persons may, either directly or through one or more affiliates, determine to take any available course of action or to take no course of action and may take steps to implement such course of action, which may involve the sale by the Reporting Persons of all or a portion of their interests in the Issuer or a transaction or transactions that may result in one or more of the events specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Any action or actions the Reporting Persons may undertake with respect to their investment in the Issuer will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level of the common units; ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives, including its impact on the Reporting Persons’ operations and the ability of the Reporting Persons to drive increased value at the Issuer; the relative attractiveness of alternative business and investment opportunities; general market and economic conditions; tax considerations; liquidity of the common units; and other factors and future developments. Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters.

Item 5.	Interest in Securities of the Partnership.

(a) -(b)
The aggregate number and percentage of common units beneficially owned by each Reporting Person (on the basis of a total of 453,008,854 common units issued and outstanding as of July 29, 2019) is as follows:

Occidental

(a)	Amount beneficially owned: 251,197,617 common units Percentage: 55.5%

(b)	Number of common units to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 251,197,617 common units

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 251,197,617 common units

Oxy USA

(a)	Amount beneficially owned: 251,197,617 common units Percentage: 55.5%

(b)	Number of common units to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 251,197,617 common units

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 251,197,617 common units

OPM

(a)	Amount beneficially owned: 251,197,617 common units Percentage: 55.5%

(b)	Number of common units to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 251,197,617 common units

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 251,197,617 common units

OOP

(a)	Amount beneficially owned: 251,197,617 common units Percentage: 55.5%

(b)	Number of common units to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 251,197,617 common units

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 251,197,617 common units

OPL

(a)	Amount beneficially owned: 251,197,617 common units Percentage: 55.5%

(b)	Number of common units to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 251,197,617 common units

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 251,197,617 common units

BMS

(a)	Amount beneficially owned: 251,197,617 common units Percentage: 55.5%

(b)	Number of common units to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 251,197,617 common units

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 251,197,617 common units

Anadarko

(a)	Amount beneficially owned: 251,197,617 common units Percentage: 55.5%

(b)	Number of common units to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 251,197,617 common units

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 251,197,617 common units

WGR

(a)	Amount beneficially owned: 233,290,971 common units Percentage: 51.5%

(b)	Number of common units to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 233,290,971 common units

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 233,290,971 common units

AMH

(a)	Amount beneficially owned: 62,910,810 common units Percentage: 13.9%

(b)	Number of common units to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 62,910,810 common units

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 62,910,810 common units

WGRAH

(a)	Amount beneficially owned: 38,139,260 common units Percentage: 8.4%

(b)	Number of common units to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 38,139,260 common units

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 38,139,260 common units

KWC

(a)	Amount beneficially owned: 684,922 common units Percentage: 0.2%

(b)	Number of common units to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 684,922 common units

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 684,922 common units

AE&P

(a)	Amount beneficially owned: 17,221,724 common units Percentage: 3.8%

(b)	Number of common units to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 17,221,724 common units

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 17,221,724 common units

(c)
None of the Reporting Persons, or to the Reporting Persons’ knowledge, none of the Listed Persons, has effected any transactions in the common units during the past 60 days, other than the indirect acquisition of the common units as described in the Introductory Note.

(d)
The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of the Schedule 13D and in this Item 5.  See Schedule I for the information applicable to the Listed Persons.  Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The General Partner, as the sole general partner of the Issuer, together with WGR, are party to the First Amended and Restated Agreement of Limited Partnership, dated as of December 12, 2012 (as amended as of November 9, 2017 and February 28, 2019, the “Partnership Agreement”). Among other things, the Partnership Agreement includes the following terms:

Cash Distributions

The Partnership Agreement requires that, within 55 days after the end of each quarter, the Issuer distribute all of its available cash after establishment of cash reserves and payment of fees and expenses, including payments to the General Partner and its affiliates (“available cash”). The Issuer’s ability to pay available cash is subject to various restrictions and other factors.

Issuance of Additional Common Units

The Partnership Agreement authorizes the Issuer to issue an unlimited number of common units on terms determined by the General Partner without unitholder approval.

Limited Voting Rights

The General Partner controls the Issuer and the unitholders have only limited voting rights. Unitholders have no right to elect the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 80% of the Issuer’s common units.

Limited Call Right

If at any time not more than 5% of the then-issued and outstanding limited partner interests of any class are held by persons other than the General Partner and its affiliates, the General Partner will have the right, but not the obligation, to acquire all, but not less than all, of the remaining limited partner interests of the class at a price not less than the then current market price of the common units.

Under the Second Amended and Restated Limited Liability Company Agreement of Western Midstream Holdings, LLC, dated as of February 28, 2019, (the “General Partner LLC Agreement”), WGR, as sole member of the General Partner, has the right to elect or approve members of the board of directors of the General Partner.

Copies of each of the Partnership Agreement (including the amendments thereto) and the General Partner LLC Agreement are attached hereto as Exhibits Q, R, S and T, respectively, and are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit A	Joint Filing Agreement, dated August 19, 2019.

Exhibit B
Agreement and Plan of Merger, dated as of May 9, 2019, among Occidental Petroleum Corporation, Baseball Merger Sub 1, Inc. and Anadarko Petroleum Corporation (incorporated by reference to Exhibit 2.1 of Occidental Petroleum Corporation’s Current Report on Form 8-K filed with the SEC on May 10, 2019 (File No. 001-09210)).

Exhibit C
Certificate of Designations with respect to the Cumulative Perpetual Preferred Stock, Series A (incorporated by reference to Exhibit 3.1 of Occidental Petroleum Corporation’s Current Report on Form 8-K filed with the SEC on August 8, 2019 (File No. 001-09210)).

Exhibit D
Warrant to purchase 80,000,000 shares of common stock (form of Warrant incorporated by reference to Annex B to Exhibit 10.1 of Occidental Petroleum Corporation’s Current Report on Form 8-K filed on May 3, 2019 (File No. 001-09210)).

Exhibit E
Term Loan Agreement, dated as of June 3, 2019, among Occidental Petroleum Corporation, the lenders party thereto and Citibank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 of Occidental Petroleum Corporation’s Current Report on Form 8-K filed with the SEC on August 8, 2019 (File No. 001-09210)).

Exhibit F
Indenture, dated as of August 8, 2019, between Occidental Petroleum Corporation and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 of Occidental Petroleum Corporation’s Current Report on Form 8-K filed with the SEC on August 8, 2019 (File No. 001-09210)).

Exhibit G
Form of Floating Rate Senior Notes due February 2021 (incorporated by reference to Exhibit 4.3 of Occidental Petroleum Corporation’s Current Report on Form 8-K filed with the SEC on August 8, 2019 (File No. 001-09210)).

Exhibit H
Form of Floating Rate Senior Notes due August 2021 (incorporated by reference to Exhibit 4.4 of Occidental Petroleum Corporation’s Current Report on Form 8-K filed with the SEC on August 8, 2019 (File No. 001-09210)).

Exhibit I
Form of Floating Rate Senior Notes due 2022 (incorporated by reference to Exhibit 4.5 of Occidental Petroleum Corporation’s Current Report on Form 8-K filed with the SEC on August 8, 2019 (File No. 001-09210)).

Exhibit J
Form of 2.600% Senior Notes due 2021 (incorporated by reference to Exhibit 4.6 of Occidental Petroleum Corporation’s Current Report on Form 8-K filed with the SEC on August 8, 2019 (File No. 001-09210)).

Exhibit K
Form of 2.700% Senior Notes due 2022 (incorporated by reference to Exhibit 4.7 of Occidental Petroleum Corporation’s Current Report on Form 8-K filed with the SEC on August 8, 2019 (File No. 001-09210)).

Exhibit L
Form of 2.900% Senior Notes due 2024 (incorporated by reference to Exhibit 4.8 of Occidental Petroleum Corporation’s Current Report on Form 8-K filed with the SEC on August 8, 2019 (File No. 001-09210)).

Exhibit M
Form of 3.200% Senior Notes due 2026 (incorporated by reference to Exhibit 4.9 of Occidental Petroleum Corporation’s Current Report on Form 8-K filed with the SEC on August 8, 2019 (File No. 001-09210)).

Exhibit N
Form of 3.500% Senior Notes due 2029 (incorporated by reference to Exhibit 4.10 of Occidental Petroleum Corporation’s Current Report on Form 8-K filed with the SEC on August 8, 2019 (File No. 001-09210)).

Exhibit O
Form of 4.300% Senior Notes due 2039 (incorporated by reference to Exhibit 4.11 of Occidental Petroleum Corporation’s Current Report on Form 8-K filed with the SEC on August 8, 2019 (File No. 001-09210)).

Exhibit P
Form of 4.400% Senior Notes due 2049 (incorporated by reference to Exhibit 4.12 of Occidental Petroleum Corporation’s Current Report on Form 8-K filed with the SEC on August 8, 2019 (File No. 001-09210)).

Exhibit Q
First Amended and Restated Agreement of Limited Partnership of Western Gas Equity Partners, LP, dated as of December 12, 2012 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 12, 2012 (File No. 001-35753)).

Exhibit R
Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of Western Gas Equity Partners, LP, dated as of November 9, 2017 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 9, 2017 (File No. 001-35753)).

Exhibit S
Amendment No. 2 to the First Amended and Restated Agreement of Limited Partnership of Western Midstream Partners, LP, dated as of February 28, 2019 (incorporated by reference to Exhibit 3.6 of the Issuer’s Current Report on Form 8-K filed with the SEC on March 1, 2019 (File No. 001-35753)).

Exhibit T
Second Amended and Restated Limited Liability Company Agreement of Western Midstream Holdings, LLC, dated as of February 28, 2019 (incorporated by reference to Exhibit 3.7 of the Issuer’s Current Report on Form 8-K filed with the SEC on March 1, 2019 (File No. 001-35753)).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2019

OCCIDENTAL PETROLEUM CORPORATION

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

OXY USA INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

OCCIDENTAL PERMIAN MANAGER LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

OXY OIL PARTNERS, INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

OCCIDENTAL PERMIAN LTD., by its General Partner, OCCIDENTAL PERMIAN MANAGER LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

BASEBALL MERGER SUB 2, INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

ANADARKO PETROLEUM CORPORATION

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

WESTERN GAS RESOURCES, INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

APC MIDSTREAM HOLDINGS, LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

WGR ASSET HOLDING COMPANY LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

KERR-MCGEE WORLDWIDE CORP.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

ANADARKO E&P ONSHORE LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

Schedule I

Executive Officers of Occidental Petroleum Corporation

Vicki Hollub
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: President and Chief Executive Officer, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Edward A. Lowe
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Executive Vice President, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Marcia E. Backus
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Senior Vice President, General Counsel and Chief Compliance Officer, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Oscar K. Brown
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Senior Vice President, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: 1,440 units

Cedric W. Burgher
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Senior Vice President and Chief Financial Officer, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Christopher O. Champion
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Vice President, Principal Accounting Officer and Controller, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Kenneth Dillon
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Senior Vice President, Occidental Petroleum Corporation
Citizenship: UK
Amount Beneficially Owned: None

Robert E. Palmer
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Senior Vice President, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Glenn M. Vangolen
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Senior Vice President, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Directors of Occidental Petroleum Corporation

Spencer Abraham
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation:  Chairman and Chief Executive Officer of The Abraham Group LLC
Citizenship: USA
Amount Beneficially Owned: None

Batchelder, Gene L., Chairman of the Board of Directors of Occidental Petroleum Corporation
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: None

Margaret M. Foran
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation:  Chief Governance Officer, Senior Vice President and Corporate Secretary of Prudential Financial, Inc.
Citizenship: USA
Amount Beneficially Owned: None

Carlos M. Gutierrez
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Co-Chair of Albright Stonebridge Group
Citizenship: USA
Amount Beneficially Owned: None

Vicki Hollub
(see above)

William R. Klesse
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: None

Jack B. Moore, Vice Chairman of the Board of Occidental Petroleum Corporation
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: None

Avedick B. Poladian
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: None

Robert J. Shearer
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: None

Elisse B. Walter
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation:  Retired
Citizenship: USA
Amount Beneficially Owned:  None

Executive Officers of OXY USA Inc.

Robert E. Palmer
President
(see above)

Peter J. Bennett
Senior Vice President
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Vice President, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Barbara J. Bergersen
Senior Vice President
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Vice President, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Oscar K. Brown
Senior Vice President
(see above)

Jeffrey F. Simmons
Senior Vice President
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Senior Vice President, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Cynthia L. Walker
Senior Vice President
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Senior Vice President, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Directors of OXY USA Inc.

Robert E. Palmer
(see above)

Jennifer Kirk
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Vice President, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Nicole E. Clark
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Vice President and Corporate Secretary, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Executive Officers of Occidental Permian Manager LLC

Richard A. Jackson
President
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Vice President, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: None

Peter J. Bennett
Senior Vice President
(see above)

Barbara M. Bergersen
Senior Vice President
(see above)

Jeffrey F. Simmons
Senior Vice President
(see above)

Oscar K. Brown
Senior Vice President
(see above)

Cynthia L. Walker
Senior Vice President
(see above)

Directors of Occidental Permian Manager LLC

None

Executive Officers of  OXY Oil Partners, Inc.

Richard A. Jackson
President
(see above)

Oscar K. Brown
Senior Vice President
(see above)

Directors of OXY Oil Partners, Inc.

Richard A. Jackson
(see above)

Jennifer Kirk
(see above)

Nicole E. Clark
(see above)

Executive Officers of Occidental Permian Ltd.

Robert E. Palmer
President
(see above)

Peter J. Bennett
Senior Vice President
(see above)

Barbara M. Bergersen
Senior Vice President
(see above)

Oscar K. Brown
Senior Vice President
(see above)

Jeffrey F. Simmons
Senior Vice President
(see above)

Cynthia L. Walker
Senior Vice President
(see above)

Directors of Occidental Permian Ltd.

None

Executive Officers of Baseball Merger Sub 2, Inc.

Oscar K. Brown
President
(see above)

Marcia E. Backus
Senior Vice President
(see above)

Directors of Baseball Merger Sub 2, Inc.

Oscar K. Brown
President
(see above)

Marcia E. Backus
Senior Vice President
(see above)

Executive Officers of Anadarko Petroleum Corporation

Oscar K. Brown
President
(see above)

Marcia E. Backus
Senior Vice President
(see above)

Directors of Anadarko Petroleum Corporation

Oscar K. Brown
President
(see above)

Marcia E. Backus
Senior Vice President
(see above)

Executive Officers of Western Gas Resources, Inc.

Robert E. Palmer
(see above)

Oscar K. Brown
Senior Vice President
(see above)

Directors of Western Gas Resources, Inc.

Vincent A. Alspach
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: Vice President, Occidental Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned:  None

Nicole E. Clark
(see above)

Executive Officers of APC Midstream Holdings, LLC

Frederick A. Forthuber
President
Address: c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX  77046
Principal Occupation: President of Oxy Energy Services, LLC
Citizenship: USA
Amount Beneficially Owned:  None

Directors of APC Midstream Holdings, LLC

None.

Executive Officers of WGR Asset Holding Company LLC

Frederick A. Forthuber
President
(see above)

Directors of WGR Asset Holding Company LLC

None.

Executive Officers of Kerr-McGee Worldwide Corporation

Robert E. Palmer
President
(see above)

Oscar K. Brown
Senior Vice President
(see above)

Directors of Kerr-McGee Worldwide Corporation

Vincent A. Alspach
(see above)

Nicole E. Clark
(see above)

Executive Officers of Anadarko E&P Onshore LLC

Robert E. Palmer
President
(see above)

Jeffrey F. Simmons
Senior Vice President
(see above)

Oscar K. Brown
Senior Vice President
(see above)

Cynthia L. Walker
Senior Vice President
(see above)

Peter J. Bennett
Senior Vice President

Directors of Anadarko E&P Onshore LLC

None.

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.  This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Date: August 19, 2019

OCCIDENTAL PETROLEUM CORPORATION

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

OXY USA INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

OCCIDENTAL PERMIAN MANAGER LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

OXY OIL PARTNERS, INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

OCCIDENTAL PERMIAN LTD., by its General Partner, OCCIDENTAL PERMIAN MANAGER LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

BASEBALL MERGER SUB 2, INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

ANADARKO PETROLEUM CORPORATION

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

WESTERN GAS RESOURCES, INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

APC MIDSTREAM HOLDINGS, LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

WGR ASSET HOLDING COMPANY LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

KERR-MCGEE WORLDWIDE CORP.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

ANADARKO E&P ONSHORE LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President